SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	February	2012

Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated February 8, 2012.

Document 1

For Immediate Release	February 8, 2012

Sonde Resources Corp. Completes Sale of Alberta Undeveloped Acreage

CALGARY, ALBERTA- (Marketwire – February 8, 2012) - Sonde Resources Corp. ("Sonde" or the "Company") (TSX:SOQ) (NYSE Amex:SOQ) announced today that it has completed the sale of 26,240 gross undeveloped acres (24,383 net acres) in its Kaybob Duvernay play in Alberta for aggregate proceeds of $75 million.  The sale will result in a net gain of approximately $73 million.  Sonde will have approximately $54 million after the repayment of our outstanding credit facility.  The net proceeds from this sale will be used to focus on Sonde’s Western Canada and North African strategy and for other corporate purposes.  Sonde continues to own approximately 39,000 net undeveloped acres in Duvernay and Montney oil plays, in the Ante Creek and Bezanson area.

Jack Schanck, Sonde’s CEO stated, “This sale provides Sonde with the flexibility to advance our capital programs across the company.  We are particularly focused on how to best deploy the proceeds given the demonstrated expertise in the early identification of high potential areas as demonstrated by this sale.”

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located in Western Canada and offshore North Africa. See Sonde's website at www.sonderesources.com to review further detail on Sonde's operations.

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, the anticipated use of proceeds and after tax net gain from the sale of assets. Sonde may, in its discretion, reallocate some or all of the net proceeds and defer or accelerate planned capital expenditures relating to the exploration and development of its oil and gas properties.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, operating conditions, management’s expectations regarding future growth, plans for and result of drilling activity, availability of capital, and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; the uncertainty of estimates and projections in relation to production; risks affecting Sonde’s ability to execute projects and market oil and natural gas; risks inherent in operating in foreign jurisdictions; the ability to attract and retain key personnel; and the inability to raise additional capital. Additional assumptions and risks are set out in detail in our Annual Information Form, available on SEDAR at www.sedar.com., and the Corporation’s annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission.

Although we believe that the expectations reflected in the forward-looking information or forward- looking statements are reasonable, prospective investors should not place undue reliance on forward- looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. We base our forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them.

Contact Information

Sonde Resources Corp.
Investor Relations
(403) 294-1411
(403) 216-2374 (FAX)

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	February 9, 2012	By:	/s/ Kurt A. Nelson
			Name:	Kurt A. Nelson
			Title:	Chief Financial Officer